SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                        2 June 2003

SkyePharma PLC

Notification of Interests of Directors

The Company was informed on 30 May 2003 by Mr Ian Gowrie-Smith, Executive Chairman of SkyePharma PLC, that on 30th May 2003 6,000,000 Ordinary Shares from his beneficial holding in the Company had been sold at a price of 53 pence per share to meet part of the obligations previously referred to in the Directors' Interests section of the Company's Annual Report. As a result of the transaction Mr Gowrie-Smith now has a beneficial interest in 19.3 million Ordinary Shares in the Company (subject to the proposed transfer previously disclosed in the Annual Report).

ends
SkyePharma Plc                                                     + 44 (0) 20 7491 1777
Peter Laing, Director of Corporate Communications

US Investor Relations                                              + 1 (212) 753-5780
Sandra Haughton

Buchanan Communications                                            +44 (0) 20 7466 5000
Tim Anderson / Nicola How

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   June 2, 2003